Exhibit 99.1

PRESS RELEASE Brussels, 30 October 2015 – 1 / 20

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter and

Nine Months 2015 Results

Highlights

Except where otherwise stated, the comments below are based on organic figures and refer to 3Q15 and 9M15 versus the same period of last year. For important notes and disclaimers please refer to page 15.

•	Revenue: Revenue grew by 7.9% in 3Q15, with solid revenue per hl growth of 6.3%, driven by our revenue management and premiumization initiatives. On a constant geographic basis, revenue per hl grew by 7.8%. In 9M15, revenue grew by 6.1% with revenue per hl growth of 6.7%. On a constant geographic basis revenue per hl grew by 7.3%
•	Volume: Total volumes grew by 1.5% in 3Q15, with own beer volumes up 2.3%, and non-beer volumes down 6.1%. The growth in beer volumes was driven mainly by strong performances in Mexico and Latin America North, as well as an easier comparable in the US. In 9M15, total volumes declined by 0.6%, with own beer volumes down 0.2% and non-beer volumes down 4.0%
•	Focus Brands: Volumes of our Focus Brands grew by 2.9% in 3Q15, driven by strong performances in Mexico, Canada, China and the UK, and by 0.3% in 9M15. Volumes of our three global brands grew by 11.5% in the quarter, with Budweiser up 11.5%, Corona up 11.1% and Stella Artois up 12.9%. Volumes of our global brands grew by 7.6% in 9M15. Global brand revenues grew by 15.9% in 3Q15 and by 12.5% in 9M15
•	Cost of Sales (CoS): CoS increased by 3.2% in 3Q15 and by 1.7% on a per hl basis. On a constant geographic basis, CoS per hl increased by 3.1% in the quarter. In 9M15 CoS grew 4.2% and by 4.9% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.3% in 9M15
•	EBITDA grew by 9.6% in 3Q15 to 4 403 million USD with a margin expansion of 58 bps, driven mainly by the strong top line result and a good cost of sales performance. In 9M15, EBITDA grew by 8.3% with EBITDA margin expansion of 78 bps
•	Net finance results: Net finance costs (excluding non-recurring net finance results) were 810 million USD in 3Q15 compared to 366 million USD in 3Q14. This increase was driven primarily by other financial results which includes a negative mark-to-market adjustment of 585 million USD, linked to the hedging of our share-based payment programs, compared to a gain of 144 million USD in 3Q14, partially offset by positive currency results and lower interest expenses. Net finance costs were 1 273 million USD in 9M15 compared to 1 614 million USD in 9M14
•	Income taxes: Income tax in 3Q15 was 795 million USD with a normalized effective tax rate (ETR) of 26.8%, compared to an income tax expense of 684 million USD in 3Q14 and a normalized ETR of 19.7%. This increase was driven by the negative impact of the mark-to-market adjustment linked to the hedging of our share-based payment programs. The normalized ETR was 20.5% in 9M15 compared to 18.9% in 9M14
•	Profit: Normalized profit attributable to equity holders of AB InBev was 1 673 million USD in 3Q15 compared to 2 315 million USD in 3Q14, with organic EBITDA growth being more than offset by unfavorable currency translation, and higher net finance results. Normalized profit attributable to equity holders of AB InBev was 5 952 million USD in 9M15, compared to 6 345 million USD in 9M14
•	Earnings per share: Normalized earnings per share (EPS) decreased to 1.02 USD in 3Q15 from 1.42 USD in 3Q14, and decreased to 3.63 USD in 9M15 from 3.89 USD in 9M14
•	Interim Dividend: The AB InBev board has approved an interim dividend of 1.60 EUR per share for the fiscal year 2015. The shares will trade ex-coupon as of 12 November 2015, and dividends will be payable as from 16 November 2015. The record date will be 13 November 2015
•	Proposed combination with SABMiller: On 13 October 2015, the boards of AB InBev and SABMiller announced that they had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued and to be issued share capital of SABMiller

PRESS RELEASE Brussels, 30 October 2015 – 2 / 20

Figure 1. Consolidated performance (million USD)
		3Q14	3Q15	Organic growth
Total Volumes (thousand hls)		120 651	121 731	1.5%
	AB InBev own beer	108 527	110 927	2.3%
	Non-beer volumes	11 105	9 961	-6.1%
	Third party products	1 019	842	-2.4%
Revenue		12 239	11 376	7.9%
Gross profit		7 273	6 932	11.1%
Gross margin		59.4%	60.9%	177 bp
Normalized EBITDA		4 745	4 403	9.6%
Normalized EBITDA margin		38.8%	38.7%	58 bp
Normalized EBIT		3 895	3 634	10.6%
Normalized EBIT margin		31.8%	31.9%	77 bp

Profit attributable to equity holders of AB InBev		2 499	1 375
Normalized profit attributable to equity holders of AB		2 315	1 673

Earnings per share (USD)		1.53	0.84
Normalized earnings per share (USD)		1.42	1.02
		9M14	9M15	Organic growth
Total Volumes (thousand hls)		345 646	345 893	-0.6%
	AB InBev own beer	309 359	311 425	-0.2%
	Non-beer volumes	33 774	31 956	-4.0%
	Third party products	2 513	2 512	-1.8%
Revenue		35 045	32 881	6.1%
Gross profit		20 925	19 775	7.3%
Gross margin		59.7%	60.1%	70 bp
Normalized EBITDA		13 476	12 526	8.3%
Normalized EBITDA margin		38.5%	38.1%	78 bp
Normalized EBIT		11 076	10 229	8.4%
Normalized EBIT margin		31.6%	31.1%	67 bp

Profit attributable to equity holders of AB InBev		6 689	5 985
Normalized profit attributable to equity holders of AB		6 345	5 952

Earnings per share (USD)		4.10	3.65
Normalized earnings per share (USD)		3.89	3.63

Figure 2. Volumes (thousand hls)
	3Q14	Scope	Organic	3Q15	Organic growth
			growth		Total Volume	Own beer volume
North America	32 283	-261	396	32 419	1.2%	1.2%
Mexico	9 578	-	1 106	10 684	11.5%	11.5%
Latin America - North	28 808	5	593	29 405	2.1%	4.2%
Latin America - South	8 355	-266	-264	7 825	-3.3%	1.2%
Europe	11 912	-51	167	12 028	1.4%	1.7%
Asia Pacific	27 527	298	-405	27 420	-1.5%	-1.4%
Global Export and Holding Companies	2 187	-441	202	1 949	11.6%	11.6%
AB InBev Worldwide	120 651	-716	1 796	121 731	1.5%	2.3%
	9M14	Scope	Organic	9M15	Organic growth
			growth		Total Volume	Own beer volume
North America	92 805	-491	-1 479	90 834	-1.6%	-1.6%
Mexico	28 954	-	1 721	30 675	5.9%	5.9%
Latin America - North	89 173	16	-1 025	88 165	-1.1%	-0.5%
Latin America - South	25 779	72	-169	25 682	-0.7%	2.5%
Europe	34 146	-92	-1 369	32 686	-4.0%	-3.9%
Asia Pacific	67 062	5 737	-93	72 706	-0.1%	-0.1%
Global Export and Holding Companies	7 726	-2 926	345	5 146	7.2%	7.2%
AB InBev Worldwide	345 646	2 316	-2 069	345 893	-0.6%	-0.2%

PRESS RELEASE Brussels, 30 October 2015 – 3 / 20

We delivered solid EBITDA growth of 9.6% in the third quarter, with EBITDA margin up 58 bps to 38.7%. This result was driven by a robust top line performance, as well as the benefit of a favorable comparable following a very challenging 3Q14 when our results were affected by several one-off events in the US, Brazil and Mexico.

Strong topline growth of 7.9% during the quarter was driven by revenue per hl growth of 6.3%, and good volume growth in the US, Mexico and Latin America North. We are particularly pleased with the performance of our Global Brands which delivered double digit volume and revenue growth.

Highlights of the quarter include:

(i)

Our three global brands delivered very strong results, with volumes increasing by 11.5%, and revenue growth of 15.9%. Stella Artois volumes grew by 12.9%, driven by good performances in the UK, the US, Canada and Argentina. Budweiser volumes grew by 11.5%, with particularly strong growth in China, Russia, the US and the UK, while Corona volumes grew by 11.1%, driven by growth in Mexico and most of our export markets.

(ii)

In the US, sales-to-wholesalers (STWs) grew by 1.2%, while sales-to-retailers (STRs) were down by 2.1%. Increased investments behind Stella Artois, Budweiser, Michelob Ultra and Goose Island are delivering good results, while volumes of Bud Light, the Rita’s family and our value brands remain under pressure. Revenue per hectoliter growth of 1.5% was driven by favorable brand mix.

(iii)	Mexico delivered a very strong quarter with volumes up 11.5%, and revenue up 14.2%, led by Corona, Bud Light and Victoria. The beer category in Mexico remains very healthy.
(iv)	Our beer volumes in Brazil grew by 3.5%, despite an unfavorable macroeconomic environment, with total top line growth of 10.5%.
(v)

In China, top line growth was 6.6%, despite a 1.3% decline in volumes driven by challenging economic headwinds and poor weather, which led to a late start to the summer. Nevertheless, we estimate that we gained 104 bps of share during the quarter, primarily driven by Budweiser.

(vi)

Our own beer volumes in Europe were up 1.7% and in Western Europe up 7.7%. We estimate that two-thirds of this growth was driven by organic growth from our Focus Brands, especially in France, Italy, the Netherlands, Belgium and the UK, with the remainder due to an easier comparable related to inventory adjustments following the 2014 FIFA World Cup.

As previously communicated, we expect an acceleration in the growth of our sales and marketing investments in the second half of the year, with an increase of 13.7% during the third quarter. We remain committed to investing in building our brands and global platforms in line with our strategy to accelerate top line growth, and continue to expect an increase in sales and marketing investments in FY15 of mid to high single digits.

On 13 October 2015, the boards of AB InBev and SABMiller announced that they had reached an agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued and to be issued share capital of SABMiller (the “Possible Offer”). Under the terms of the Possible Offer, SABMiller shareholders would be entitled to receive GBP 44.00 per share in cash, with a partial share alternative available for approximately 41% of the SABMiller shares.

PRESS RELEASE Brussels, 30 October 2015 – 4 / 20

2015 OUTLOOK

(i)	Volume and Revenue:
•	In the US: We expect industry volumes to improve in FY15 compared to FY14. We expect our own STWs and STRs to converge on a full year basis
•	In Mexico: We expect beer industry volumes to continue to grow in FY15, driven by the economy and our own commercial initiatives
•	In Brazil: We expect our net revenues to grow by mid to high single digits, helped by continuing growth in premium
•

In China: Given economic headwinds and poor summer weather, we no longer expect industry volumes to return to growth in the second half of the year. However, we expect that our own brand portfolio, which is focused on the core plus, premium and super premium segments of the industry, which are growing, will continue to perform better than the industry in FY15. We expect our revenue per hl to continue to be driven by favorable brand mix

•

Total AB InBev: We are amending our guidance. Our previous guidance was for revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix. We now expect revenue per hl will grow ahead of inflation due to higher than expected premium brand volumes

(ii)

Cost of Sales per hl: We are amending our guidance. Our previous guidance was for CoS per hl to increase by low single digits on a constant geographic basis. We now expect CoS per hl to grow by low to mid-single digits due to higher than expected premium brand volumes. We expect this increase to be more than offset by increased revenue per hl

(iii)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid-single digits
(iv)	Sales and Marketing investments: We expect sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term
(v)

Net Finance Costs: We expect the average coupon on net debt to be in the range of 3.5% to 4.0% in FY15. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs

(vi)

Effective Tax Rate: We expect the normalized ETR in FY15 to be in the range of 20% to 22%. We expect the normalized ETR to be in the range of 22% to 25% in the period 2016-2018, and in the range of 25% to 27% thereafter. Our normalized ETR guidance continues to exclude the impact of any future gains and losses related to the hedging of our share-based payment programs

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 4.3 billion USD in FY15, driven by investments in our consumer and commercial initiatives, and capacity expansion
(viii)

Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro

PRESS RELEASE Brussels, 30 October 2015 – 5 / 20

BUSINESS REVIEW

United States

Key performance indicators

Figure 3. United States (million USD)
	3Q14	3Q15	Organic
			growth
Total volumes (thousand hls)	29 566	29 668	1.2%
Revenue	3 703	3 735	2.8%
Normalized EBITDA	1 490	1 508	3.1%
Normalized EBITDA margin	40.2%	40.4%	14 bp
	9M14	9M15	Organic
			growth
Total volumes (thousand hls)	85 613	83 528	-1.9%
Revenue	10 788	10 591	-0.6%
Normalized EBITDA	4 677	4 245	-3.4%
Normalized EBITDA margin	43.4%	40.1%	-119 bp

In the United States, industry volumes continue to improve. We estimate industry STRs were essentially flat in 3Q15, and down only 0.5% in 9M15. Our own STRs were down 2.1% in the quarter, and 1.9% in 9M15. Our STWs grew by 1.2% in the quarter, benefitting from an easy comparable versus 3Q14 when our STWs declined by 3.7% as a result of wholesaler inventory adjustments. Our STWs were down 1.9% in 9M15. We continue to expect our STRs and STWs to converge on a full year basis.

We estimate our total market share, based on STRs, declined by approximately 90 bps in 3Q15, with the share trend being negatively impacted by a difficult comparable. In the third quarter last year, good performances from Bud Light and our value brands led to a total market share loss of only 30 bps compared to 3Q13, creating a tough comparable for 3Q15. We estimate that our total market share declined by 65 bps in 9M15.

Bud Light STRs were down low single digits during both 3Q15 and 9M15, with some share loss in the premium light segment in the first nine months of the year, based on our estimates. In 3Q15, we cycled a difficult comparable versus 3Q14 when Bud Light gained nearly a full share point of the premium light segment following the Up for Whatever activations and the roll-out of the aluminum bottle. We estimate Bud Light’s share of total market was down approximately 45 bps in 3Q15, and 35 bps in 9M15.

The performance of Budweiser has been improving all year, driven by successful campaigns emphasizing the brand’s quality and heritage credentials. STRs declined by low single digits in the quarter, with the brand’s share of total market down approximately 15 bps in both the quarter and 9M15, based on our estimates.

Our portfolio of Above Premium brands are performing well, gaining approximately 30 bps of total market share in both the quarter and 9M15, based on our estimates. The strongest performances came from Michelob Ultra, Stella Artois and Goose Island, which all delivered double digit volume growth in 3Q15. These performances were partly offset by the Rita’s family which remain under pressure in the increasingly competitive near beer segment.

STRs for our value brands declined by mid-single digits in 3Q15, versus a strong 3Q14 result driven by the 25 oz. can. STRs declined by low single digits in 9M15. We estimate our value brands gained share of the value segment in both 3Q15 and 9M15, with total market share down approximately 60 bps in 3Q15 and 35 bps in 9M15.

US beer-only revenue per hl grew by 1.5% in the quarter, helped by a positive brand mix contribution from our Above Premium brands.

US EBITDA increased by 3.1% in 3Q15, on an organic basis, to 1 508 million USD, with EBITDA margin growing by approximately 14 bps to 40.4%. EBITDA declined by 3.4% in 9M15 with an EBITDA margin of 40.1%.

PRESS RELEASE Brussels, 30 October 2015 – 6 / 20

Mexico

Key performance indicators

Figure 4. Mexico (million USD)
	3Q14	3Q15	Organic
			growth
Total volumes (thousand hls)	9 578	10 684	11.5%
Revenue	1 132	993	14.2%
Normalized EBITDA	568	513	20.1%
Normalized EBITDA margin	50.2%	51.7%	256 bp
	9M14	9M15	Organic
			growth
Total volumes (thousand hls)	28 954	30 675	5.9%
Revenue	3 471	2 941	10.1%
Normalized EBITDA	1 630	1 499	16.8%
Normalized EBITDA margin	47.0%	51.0%	293 bp

Our team in Mexico delivered a particularly strong result in 3Q15. Our volumes grew by 11.5%, driven by a favorable macroeconomic environment, and especially good performances by Corona, Bud Light and Victoria. Our Focus Brands, which represent over 90% of our total volumes, continue to grow ahead of the total portfolio, increasing by 12.2% in the quarter. Beer continues to gain share of total alcohol in Mexico, based on our estimates, with good volume growth in all regions of the country.

Revenues grew by 14.2% in the quarter, with beer revenue per hl growing by 2.3%, driven by our revenue management initiatives and a positive impact on our brand mix as a result of increased revenue from Bud Light.

Cost synergies realized during the third quarter amounted to approximately 60 million USD, bringing the total cost savings achieved to date to approximately 830 million USD. As previously communicated, we continue to expect the delivery of cost synergies in 2015 to be concentrated towards the second half of the year. We remain committed to delivering our target of 1 billion USD of savings by the end of 2016, with the vast majority expected to come by the end of 2015.

Mexico EBITDA grew by 20.1% to 513 million USD in 3Q15, with an EBITDA margin enhancement of 256 bps to 51.7%. The increase in EBITDA was driven by strong top line growth and the delivery of cost synergies, offset by increased sales and marketing investments to drive our brands, and higher cost of sales related to the import of Bud Light from the USA in order to meet increased demand. Mexico EBITDA grew by 16.8% in 9M15, with EBITDA margin increasing to 51.0%.

PRESS RELEASE Brussels, 30 October 2015 – 7 / 20

Brazil

Key performance indicators

Figure 5. Brazil (million USD)
	3Q14	3Q15	Organic
			growth
Total volumes (thousand hls)	26 792	27 064	1.0%
Beer volumes	19 676	20 371	3.5%
Non-beer volumes	7 116	6 693	-5.9%
Revenue	2 382	1 861	10.5%
Normalized EBITDA	1 210	935	9.2%
Normalized EBITDA margin	50.8%	50.2%	-59 bp
	9M14	9M15	Organic
			growth
Total volumes (thousand hls)	83 636	81 677	-2.3%
Beer volumes	61 895	60 951	-1.5%
Non-beer volumes	21 741	20 726	-4.7%
Revenue	7 209	5 892	8.4%
Normalized EBITDA	3 474	2 942	12.4%
Normalized EBITDA margin	48.2%	49.9%	174 bp

Our total volumes in Brazil grew by 1.0% in the quarter, with beer volumes up 3.5%, and soft drinks volumes down 5.9%. Beer volumes benefitted from favorable weather and an easy comparable versus 3Q14, when we experienced some slowdown following the FIFA World Cup. Volumes of our premium and near beer brands continue to improve, reaching nearly 9% of our total volumes in the quarter, with Budweiser, Stella Artois, Original and Skol Beats Senses all growing double digits. We estimate that our beer market share was up as compared to last quarter, and down year-over-year, reaching a level of 67.8%.

Brazil beer revenue per hl grew by 10.0% in the quarter, benefitting from our revenue management initiatives, increased own distribution and premium brand mix, and grew by 11.9% year to date.

The macroeconomic environment continues to remain challenging and, in this context, our commercial focus is sustainable top line growth, driven by our affordability and pack price strategies, supported by disciplined field execution. Our guidance for net revenue growth of mid to high single digits in Brazil in FY15 remains unchanged.

Brazil delivered strong EBITDA growth of 9.2% in the quarter, reaching 935 million USD, with a margin decline of 59 bps to 50.2%. This EBITDA result was driven by solid top line growth, partially offset by higher cost of sales driven by inflation, FX and product mix, as well as higher distribution costs mainly due to the increased weight of own distribution. Brazil EBITDA grew by 12.4% in 9M15, with EBITDA margin increasing to 49.9%.

PRESS RELEASE Brussels, 30 October 2015 – 8 / 20

China

Key performance indicators

Figure 6. China (million USD)
	3Q14	3Q15	Organic
			growth
Total volumes (thousand hls)	23 543	23 533	-1.3%
Revenue	1 192	1 237	6.6%
Normalized EBITDA	271	288	7.9%
Normalized EBITDA margin	22.7%	23.3%	29 bp
	9M14	9M15	Organic
			growth
Total volumes (thousand hls)	59 102	62 278	0.5%
Revenue	3 127	3 401	8.8%
Normalized EBITDA	714	856	20.4%
Normalized EBITDA margin	22.8%	25.2%	249 bp

We estimate that total industry volumes declined by approximately 7.0% in the quarter and by approximately 5.5% in 9M15. Industry volumes were impacted by continuing economic headwinds and poor weather, with most of the impact being felt in the value and core segments.

Our own beer volumes declined by 1.3% in the quarter and were up by 0.5% in 9M15. We estimate our market share increased by 104 bps in the quarter, reaching 18.7%, driven by our commercial strategy of growing our premium brands nationally, while increasing distribution in the growth channels.

The combined volumes of our three Focus Brands of Budweiser, Harbin and Sedrin were marginally ahead in the quarter, with Budweiser maintaining double digit growth. We are continuing to invest behind Budweiser’s leading position in the international premium segment, with a specific focus on music, including collaborations with leading artists, and strong engagement with Electronic Dance Music festivals.

Our focus in China remains on driving topline growth, with revenues increasing by 6.6% in the quarter, and by 8.8% in 9M15. Revenue per hl grew by 7.9% in the quarter, with the majority of the increase coming from improved brand mix, driven by the growth of Budweiser and our super premium portfolio.

China EBITDA grew by 7.9% in 3Q15, driven mainly by top line growth, leading to an EBITDA margin improvement of 29 bps to 23.3%. EBITDA grew by 20.4% in 9M15 with a margin expansion of 249 bps to 25.2%.

Highlights from our other markets

Our Argentina beer volumes were up low-single digits in 3Q15 and 9M15, as a result of growth of our premium and super-premium brands as well as good performances by our recent innovations. Our super premium brand, Patagonia, had a successful launch of the new Kune flavor in September, resulting in a doubling of the brand’s volumes. Good execution behind Corona and Stella Artois is also driving volume growth, while Mixx Tail continues to perform ahead of expectations.

Own beer volumes in Belgium grew by mid-single digits in the quarter, driven by industry growth due to favorable weather and an easy comparable versus 3Q14. Based on our estimates, our market share year to date is marginally down, while we gained market share in the quarter. Our market share in the off-trade channel continues to grow, driven by the successful launch of our innovations such as Hoegaarden Radler and Cubanisto.

Canada had a very strong quarter, with our beer volumes increasing by low single digits. We estimate that we gained market share in both 3Q15 and 9M15. Our Global Brands continue to do very well in Canada with a particularly strong performance by Stella Artois, which became the fastest-growing High End brand in Canada.

PRESS RELEASE Brussels, 30 October 2015 – 9 / 20

In Germany, own beer volumes grew by low-single digits in the quarter, due to a growing industry driven by favorable weather, and an easy comparable versus 3Q14. We estimate our market share year to date, for which data is available, is essentially flat, supported by our Beck’s and Franziskaner innovations.

In South Korea, beer volumes were down low-single digits in the quarter, due to an estimated market share loss in a very competitive environment. As part of our summer campaign we activated Cass through events such as the Electronic Dance Music festival in Seoul.

In the United Kingdom, our own products grew double digits in 3Q15, driven by a strong performance in the off-trade channel. We estimate that we gained share in the quarter and year to date, driven by our Stella Artois and Corona activations.

PRESS RELEASE Brussels, 30 October 2015 – 10 / 20

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)
	3Q14	3Q15	Organic
			growth
Revenue	12 239	11 376	7.9%
Cost of sales	-4 966	-4 444	-3.2%
Gross profit	7 273	6 932	11.1%
Distribution expenses	-1 199	-1 089	-7.3%
Sales and marketing expenses	-1 809	-1 823	-13.7%
Administrative expenses	-651	-615	-14.9%
Other operating income/(expenses)	281	229	11.6%
Normalized profit from operations (normalized EBIT)	3 895	3 634	10.6%
Non-recurring items above EBIT	66	66
Net finance income/(cost)	-366	-810
Non-recurring net finance income/(cost)	103	-327
Share of results of associates	2	4
Income tax expense	-684	-795
Profit	3 016	1 772
Profit attributable to non-controlling interest	517	397
Profit attributable to equity holders of AB
InBev	2 499	1 375

Normalized EBITDA	4 745	4 403	9.6%

Normalized profit attributable to equity holders of AB InBev	2 315	1 673
	9M14	9M15	Organic
			growth
Revenue	35 045	32 881	6.1%
Cost of sales	-14 120	-13 106	-4.2%
Gross profit	20 925	19 775	7.3%
Distribution expenses	-3 424	-3 214	-7.7%
Sales and marketing expenses	-5 415	-5 166	-5.4%
Administrative expenses	-2 010	-1 878	-10.5%
Other operating income/(expenses)	1 000	712	19.0%
Normalized profit from operations (normalized EBIT)	11 076	10 229	8.4%
Non-recurring items above EBIT	-40	77
Net finance income/(cost)	-1 614	-1 273
Non-recurring net finance income/(cost)	341	8
Share of results of associates	13	12
Income tax expense	-1 750	-1 920
Profit	8 026	7 133
Profit attributable to non-controlling interest	1 337	1 148
Profit attributable to equity holders of AB
InBev	6 689	5 985

Normalized EBITDA	13 476	12 526	8.3%

Normalized profit attributable to equity holders of AB InBev	6 345	5 952

PRESS RELEASE Brussels, 30 October 2015 – 11 / 20

Revenue

Consolidated revenue grew by 7.9% in 3Q15, with revenue per hl growth of 6.3%. This result was driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. On a constant geographic basis, revenue per hl grew by 7.8%. In 9M15, revenue grew by 6.1% with revenue per hl growth of 6.7%. On a constant geographic basis revenue per hl grew by 7.3%.

Cost of Sales (CoS)

Total CoS increased by 3.2% in 3Q15, and by 1.7% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts, higher depreciation from recent investments, and product mix, mainly driven by the increased weight of premium products in Brazil. These increases were partly offset by procurement savings and the benefit of an easy comparable due to incremental packaging costs in Mexico in 3Q14. On a constant geographic basis, CoS per hl increased by 3.1%. In 9M15, CoS increased by 4.2%, with a CoS per hl increase of 4.9%, and 5.3% on a constant geographic basis.

Distribution expenses

Distribution expenses grew by 7.3% and by 5.7% on a per hl basis in 3Q15. This increase was driven mainly by increased own distribution in Brazil, which is more than offset by the increase in net revenues, the growth of our premium and near beer brands in Brazil, and inflationary increases in Latin America South. Distribution expenses increased by 7.7% in 9M15 and by 8.4% on a per hl basis.

Sales and marketing investments

Sales and marketing investments increased by 13.7% in 3Q15 with increased support for our brands, innovations and sales activations in most Zones. The increased investments included further support for the growth of our Global Brands and our premiumization initiatives. Sales and Marketing investments increased by 5.4% in 9M15.

Administrative expenses

Administrative expenses increased by 14.9% in 3Q15 due mainly to the timing of variable compensation accruals. In 9M15, administrative expenses increased by 10.5%.

Other operating income

Other operating income grew by 11.6% in 3Q15, on an organic basis, to 229 million USD in 3Q15. Other operating income increased by 19% in 9M15, on an organic basis.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)
	3Q14	3Q15	9M14	9M15
Restructuring (including impairment losses)	-29	-37	-80	-91
Judicial settlement	-	-3	-	-80
Acquisition costs business combinations	-3	-	-71	-4
Business and asset disposal (including impairment losses)	98	106	111	252
Impact on profit from operations	66	66	-40	77

Normalized profit from operations excludes positive non-recurring items of 66 million USD, mainly linked to asset disposals in Mexico and China, partly offset by the impairment of goodwill, intangible assets and other assets.

PRESS RELEASE Brussels, 30 October 2015 – 12 / 20

Net finance income/(cost)

Figure 9. Net finance income/(cost) (million USD)
	3Q14	3Q15	9M14	9M15
Net interest expense	-377	-338	-1 260	-1 098
Net interest on net defined benefit liabilities	-37	-29	-95	-89
Accretion expense	-79	-94	-237	-243
Other financial results	127	-349	-22	157
Net finance income/(cost)	-366	-810	-1 614	-1 273

Net finance cost (excluding non-recurring net finance results) was 810 million USD in 3Q15 compared to 366 million USD in 3Q14. This increase was driven primarily by other financial results which includes a negative mark-to-market adjustment of 585 million USD in 3Q15, linked to the hedging of our share-based payment programs, compared to a gain of 144 million USD in 3Q14, partially offset by positive currency results and lower net interest expenses. Net finance cost in 9M15 includes a positive mark-to-market adjustment of 33 million USD, linked to the hedging of our share-based payment programs and positive currency results in other financial results, as well as lower net interest expense. Net finance cost in 9M14 includes a positive mark-to-market adjustment of 436 million USD, partially offset by negative currency results.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge
	3Q14	3Q15	9M14	9M15
Share price at the start of the period (Euro)	83.90	107.50	77.26	93.86
Share price at the end of the period (Euro)	88.12	94.92	88.12	94.92
Number of derivative equity instruments at the end of the period (millions)	28.7	35.5	28.7	35.5
Non-recurring net finance income/(cost)
Figure 11. Non-recurring net finance income/(cost) (million USD)
	3Q14	3Q15	9M14	9M15
Mark-to-market adjustment	103	-327	341	8
Non-recurring net finance income/(cost)	103	-327	341	8

Non-recurring net finance results were -327 million USD in 3Q15 and 103 million USD in 3Q14 resulting from the mark-to-market impact of derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. The deferred share instrument was hedged at an average price of approximately 68 Euro per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge
	3Q14	3Q15	9M14	9M15
Share price at the start of the period (Euro)	83.90	107.50	77.26	93.86
Share price at the end of the period (Euro)	88.12	94.92	88.12	94.92
Number of derivative equity instruments at the end of the period (millions)	23.1	23.1	23.1	23.1

PRESS RELEASE Brussels, 30 October 2015 – 13 / 20

Income tax expense

Figure 13. Income tax expense (million USD)
	3Q14	3Q15	9M14	9M15
Income tax expense	684	795	1 750	1 920
Effective tax rate	18.5%	31.0%	17.9%	21.2%
Normalized effective tax rate	19.7%	26.8%	18.9%	20.5%

Income tax expense in 3Q15 was 795 million USD with a normalized effective tax rate (ETR) of 26.8%, compared to an income tax expense of 684 million USD in 3Q14 and a normalized ETR of 19.7%. The increase in the normalized ETR in 3Q15 is mainly due to the negative impact of the mark-to-market adjustment of 585 million USD linked to the hedging of our share-based payment programs.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 517 million USD in 3Q14 to 397 million USD in 3Q15, with a strong operating performance in Ambev being offset by currency translation effects.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)
	3Q14	3Q15	9M14	9M15
Profit attributable to equity holders of AB InBev	2 499	1 375	6 689	5 985
Non-recurring items, after taxes, attributable to equity holders of AB InBev	-81	-29	-3	-25
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-103	327	-341	-8
Normalized profit attributable to equity holders of AB InBev	2 315	1 673	6 345	5 952

Normalized profit attributable to equity holders of AB InBev decreased to 1 673 million USD in 3Q15 from 2 315 million USD in 3Q14. This decrease was driven by an unfavorable currency translation, and higher net finance costs, partly offset by organic growth in EBITDA. Normalized profit attributable to equity holders of AB InBev was 5 952 million USD in 9M15, compared to 6 345 million USD in 9M14.

Normalized EPS

Figure 15. Earnings per share (million USD)
	3Q14	3Q15	9M14	9M15
Basic earnings per share	1.53	0.84	4.10	3.65
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	-0.05	-0.02	-	-0.02
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.06	0.20	-0.21	-
Normalized earnings per share	1.42	1.02	3.89	3.63

Normalized earnings per share (EPS) decreased to 1.02 USD in 3Q15 from 1.42 USD in 3Q14, and decreased to 3.63 USD in 9M15 from 3.89 USD in 9M14

PRESS RELEASE Brussels, 30 October 2015 – 14 / 20

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	3Q14	3Q15	9M14	9M15
Profit attributable to equity holders of AB InBev	2 499	1 375	6 689	5 985
Non-controlling interests	517	397	1 337	1 148
Profit	3 016	1 772	8 026	7 133
Income tax expense	684	795	1 750	1 920
Share of result of associates	-2	-4	-13	-12
Net finance (income)/cost	366	810	1 614	1 273
Non-recurring net finance (income)/cost	-103	327	-341	-8
Non-recurring items above EBIT (incl. non-recurring impairment)	-66	-66	40	-77
Normalized EBIT	3 895	3 634	11 076	10 229
Depreciation, amortization and impairment	850	770	2 400	2 297
Normalized EBITDA	4 745	4 403	13 476	12 526

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

RECENT EVENTS

Proposed combination with SABMiller

On 13 October 2015, the boards of AB InBev and SABMiller announced that they had reached agreement in principle on the key terms of a possible recommended offer to be made by AB InBev for the entire issued and to be issued share capital of SABMiller (the “Possible Offer”).

Under the terms of the Possible Offer, SABMiller shareholders would be entitled to receive GBP 44.00 per share in cash, with a partial share alternative available for approximately 41% of the SABMiller shares.

The board of SABMiller has indicated to AB InBev that it would be prepared unanimously to recommend the all-cash offer of GBP 44.00 per SABMiller share to SABMiller shareholders, subject to their fiduciary duties and satisfactory resolution of the other terms and conditions of the Possible Offer.

PRESS RELEASE Brussels, 30 October 2015 – 15 / 20

NOTES

AB InBev’s 3Q15 and 3Q14 and 9M15 and 9M14 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 1Q14 volumes related to the TSA have therefore been treated as a negative scope.

3Q15 and 9M15 EPS is based upon a weighted average of 1 639 million shares compared to 1 633 million shares for 3Q14 and 9M14.

Legal Disclaimer

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, statements relating to Anheuser-Busch InBev’s proposal to the board of SABMiller and Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control, are subject to numerous risks and uncertainties about Anheuser-Busch InBev and SABMiller and are dependent on many factors, some of which are outside of Anheuser-Busch InBev’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 24 March 2015, and, in respect of the proposal to the board of SABMiller, that there can be no certainty that the approach in respect of the proposed transaction described herein will result in an offer or agreement, or as to the terms of any such agreement. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller enter into a transaction, we may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from us, without charge, once they are filed with the SEC.

PRESS RELEASE Brussels, 30 October 2015 – 16 / 20

The Third Quarter 2015 (3Q15) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 16 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2015, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10 and 12 have been extracted from the underlying accounting records as of and for the nine months ended 30 September 2015 (except for the volume information)

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Friday, 30 October 2015:

2.00pm Brussels / 1.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=933899&s=1&k=2DE5FBBF8C916E7A5AFEA21A297ED27E

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/77061548

Media	Investors
Marianne Amssoms	Graham Staley
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: graham.staley@ab-inbev.com

Karen Couck	Christina Caspersen
Tel: +1-212-573-9283	Tel: +1-212-573-4376
E-mail: karen.couck@ab-inbev.com	E-mail: christina.caspersen@ab-inbev.com

Kathleen Van Boxelaer	Heiko Vulsieck
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: kathleen.vanboxelaer@ab-inbev.com	E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 30 October 2015 – 17 / 20

Annex 1
AB InBev Worldwide	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	120 651	-716	-	1 796	121 731	1.5%
of which AB InBev own beer	108 527	-68	-	2 467	110 927	2.3%
Revenue	12 239	-199	-1 619	954	11 376	7.9%
Cost of sales	-4 966	102	575	-156	-4 444	-3.2%
Gross profit	7 273	-98	-1 044	799	6 932	11.1%
Distribution expenses	-1 199	5	192	-87	-1 089	-7.3%
Sales and marketing expenses	-1 809	-6	239	-247	-1 823	-13.7%
Administrative expenses	-651	20	109	-94	-615	-14.9%
Other operating income/(expenses)	281	-17	-66	31	229	11.6%
Normalized EBIT	3 895	-95	-570	403	3 634	10.6%
Normalized EBITDA	4 745	-94	-693	445	4 403	9.6%
Normalized EBITDA margin	38.8%				38.7%	58 bp

North America	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	32 283	-260	-	396	32 418	1.2%
Revenue	4 285	-69	-95	119	4 240	2.8%
Cost of sales	-1 709	59	20	30	-1 600	1.8%
Gross profit	2 576	-11	-74	149	2 640	5.8%
Distribution expenses	-354	-1	17	-	-338	0.2%
Sales and marketing expenses	-561	-1	12	-84	-635	-15.0%
Administrative expenses	-115	-2	3	-15	-128	-12.2%
Other operating income/(expenses)	18	-14	-	3	5	99.3%
Normalized EBIT	1 562	-30	-43	55	1 544	3.6%
Normalized EBITDA	1 753	-29	-45	55	1 734	3.2%
Normalized EBITDA margin	40.9%				40.9%	15 bp

Mexico	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	9 578	-	-	1 106	10 684	11.5%
Revenue	1 132	-59	-232	152	993	14.2%
Cost of sales	-349	20	62	-	-267	0.3%
Gross profit	782	-39	-171	153	725	20.6%
Distribution expenses	-105	1	24	-22	-102	-21.5%
Sales and marketing expenses	-169	-	40	-38	-168	-22.8%
Administrative expenses	-97	1	20	-	-77	0.3%
Other operating income/(expenses)	54	-4	-13	16	53	32.7%
Normalized EBIT	466	-41	-100	108	431	25.6%
Normalized EBITDA	568	-42	-119	106	513	20.1%
Normalized EBITDA margin	50.2%				51.7%	256 bp

Latin America - North	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	28 808	4	-	593	29 406	2.1%
Revenue	2 601	1	-776	301	2 125	11.6%
Cost of sales	-889	-	259	-99	-729	-11.2%
Gross profit	1 711	-	-517	202	1 396	11.8%
Distribution expenses	-356	-	106	-32	-281	-8.8%
Sales and marketing expenses	-309	-	86	-5	-227	-1.5%
Administrative expenses	-135	-	51	-57	-141	-42.3%
Other operating income/(expenses)	177	-	-52	-2	124	-1.2%
Normalized EBIT	1 089	-	-325	107	872	9.8%
Normalized EBITDA	1 294	-	-389	140	1 047	10.9%
Normalized EBITDA margin	49.8%				49.3%	-32 bp

PRESS RELEASE Brussels, 30 October 2015 – 18 / 20

Annex 1
Latin America - South	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	8 355	-266	-	-264	7 825	-3.3%
Revenue	668	4	-84	184	772	27.4%
Cost of sales	-249	4	33	-72	-283	-29.5%
Gross profit	419	8	-51	112	488	26.3%
Distribution expenses	-69	3	9	-18	-75	-26.6%
Sales and marketing expenses	-67	-1	12	-38	-94	-57.3%
Administrative expenses	-23	-	3	-10	-29	-45.8%
Other operating income/(expenses)	-6	2	-1	13	9	-
Normalized EBIT	254	14	-28	60	299	22.4%
Normalized EBITDA	297	13	-34	74	351	23.9%
Normalized EBITDA margin	44.5%				45.5%	-129 bp

Europe	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	11 912	-51	-	167	12 029	1.4%
of which AB InBev own beer	11 447	-51	-	190	11 585	1.7%
Revenue	1 313	-8	-301	122	1 126	9.4%
Cost of sales	-546	2	127	-41	-457	-7.4%
Gross profit	768	-7	-173	83	670	10.8%
Distribution expenses	-126	-1	30	-13	-109	-10.3%
Sales and marketing expenses	-287	-	65	-24	-246	-8.4%
Administrative expenses	-72	-	19	-10	-63	-13.4%
Other operating income/(expenses)	7	-	-	-4	3	-52.3%
Normalized EBIT	289	-7	-59	32	255	11.4%
Normalized EBITDA	400	-7	-84	35	344	9.0%
Normalized EBITDA margin	30.5%				30.6%	-12 bp

Asia Pacific	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	27 527	298	-	-405	27 420	-1.5%
Revenue	1 626	-19	-62	70	1 615	4.4%
Cost of sales	-804	-2	27	-2	-781	-0.3%
Gross profit	822	-21	-36	68	833	8.4%
Distribution expenses	-141	-1	5	5	-131	3.6%
Sales and marketing expenses	-365	-5	13	-35	-393	-9.7%
Administrative expenses	-103	21	3	5	-73	6.9%
Other operating income/(expenses)	25	2	-1	-	25	1.6%
Normalized EBIT	237	-4	-15	43	262	18.0%
Normalized EBITDA	395	-3	-18	35	410	8.9%
Normalized EBITDA margin	24.3%				25.4%	107 bp

Global Export and Holding Companies	3Q14	Scope	Currency translation	Organic growth	3Q15	Organic growth
Total volumes (thousand hls)	2 187	-441	-	202	1 949	11.6%
Revenue	614	-48	-68	7	505	1.1%
Cost of sales	-420	21	46	28	-326	6.9%
Gross profit	194	-28	-22	34	179	20.6%
Distribution expenses	-48	2	1	-8	-54	-18.9%
Sales and marketing expenses	-50	1	10	-22	-60	-45.2%
Administrative expenses	-106	-	11	-8	-103	-8.0%
Other operating income/(expenses)	6	-1	-	3	8	55.1%
Normalized EBIT	-2	-26	-1	-2	-30	-7.2%
Normalized EBITDA	38	-26	-4	-1	7	-8.1%

PRESS RELEASE Brussels, 30 October 2015 – 19 / 20

Annex 2
AB InBev Worldwide	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	345 646	2 316	-	-2 069	345 893	-0.6%
of which AB InBev own beer	309 359	2 769	-	-703	311 425	-0.2%
Revenue	35 045	-245	-4 018	2 098	32 881	6.1%
Cost of sales	-14 120	141	1 457	-585	-13 106	-4.2%
Gross profit	20 925	-104	-2 561	1 514	19 775	7.3%
Distribution expenses	-3 424	-4	477	-263	-3 214	-7.7%
Sales and marketing expenses	-5 415	-77	618	-292	-5 166	-5.4%
Administrative expenses	-2 010	56	280	-204	-1 878	-10.5%
Other operating income/(expenses)	1 000	-266	-161	139	712	19.0%
Normalized EBIT	11 076	-394	-1 347	894	10 229	8.4%
Normalized EBITDA	13 476	-371	-1 660	1 081	12 526	8.3%
Normalized EBITDA margin	38.5%				38.1%	78 bp

North America	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	92 805	-491	-	-1 479	90 834	-1.6%
Revenue	12 297	-136	-203	-	11 959	-
Cost of sales	-4 867	114	46	35	-4 673	0.7%
Gross profit	7 430	-22	-156	35	7 286	0.5%
Distribution expenses	-1 003	-1	38	-28	-994	-2.7%
Sales and marketing expenses	-1 635	-2	29	-112	-1 720	-6.8%
Administrative expenses	-356	-4	8	-30	-382	-8.3%
Other operating income/(expenses)	276	-252	-	2	25	8.9%
Normalized EBIT	4 711	-282	-82	-132	4 215	-3.0%
Normalized EBITDA	5 267	-281	-88	-126	4 772	-2.5%
Normalized EBITDA margin	42.8%				39.9%	-104 bp

Mexico	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	28 954	-	-	1 721	30 675	5.9%
Revenue	3 471	-323	-524	317	2 941	10.1%
Cost of sales	-1 058	159	138	-15	-775	-1.6%
Gross profit	2 412	-164	-386	303	2 165	13.5%
Distribution expenses	-344	23	53	-32	-299	-10.0%
Sales and marketing expenses	-595	30	91	-36	-510	-6.4%
Administrative expenses	-339	16	49	1	-273	0.4%
Other operating income/(expenses)	179	-15	-29	27	162	16.7%
Normalized EBIT	1 314	-110	-222	263	1 245	21.9%
Normalized EBITDA	1 630	-118	-267	254	1 499	16.8%
Normalized EBITDA margin	47.0%				51.0%	293 bp

Latin America - North	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	89 173	16	-	-1 025	88 165	-1.1%
Revenue	7 814	2	-1 944	738	6 609	9.4%
Cost of sales	-2 708	-1	653	-246	-2 302	-9.1%
Gross profit	5 105	1	-1 291	492	4 307	9.6%
Distribution expenses	-1 035	-	262	-95	-868	-9.2%
Sales and marketing expenses	-1 011	-	227	10	-774	1.0%
Administrative expenses	-385	-	115	-112	-382	-29.0%
Other operating income/(expenses)	435	-	-130	93	398	21.3%
Normalized EBIT	3 110	1	-817	388	2 682	12.5%
Normalized EBITDA	3 671	1	-970	514	3 217	14.0%
Normalized EBITDA margin	47.0%				48.7%	196 bp

PRESS RELEASE Brussels, 30 October 2015 – 20 / 20

Annex 2
Latin America - South	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	25 779	72	-	-169	25 682	-0.7%
Revenue	1 979	32	-239	613	2 386	30.5%
Cost of sales	-741	-11	96	-246	-902	-32.8%
Gross profit	1 238	21	-143	367	1 483	29.2%
Distribution expenses	-202	2	26	-54	-228	-26.9%
Sales and marketing expenses	-240	-1	31	-72	-282	-30.2%
Administrative expenses	-72	-	10	-33	-95	-46.5%
Other operating income/(expenses)	-12	4	-1	17	9	-
Normalized EBIT	712	27	-77	225	887	30.5%
Normalized EBITDA	839	26	-91	258	1 032	29.8%
Normalized EBITDA margin	42.4%				43.3%	-23 bp

Europe	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	34 146	-92	-	-1 369	32 686	-4.0%
of which AB InBev own beer	32 845	-92	-	-1 270	31 483	-3.9%
Revenue	3 796	-25	-853	130	3 048	3.5%
Cost of sales	-1 615	3	373	-16	-1 254	-1.0%
Gross profit	2 181	-22	-479	115	1 795	5.3%
Distribution expenses	-375	-2	88	-24	-312	-6.3%
Sales and marketing expenses	-865	-1	192	-10	-684	-1.2%
Administrative expenses	-254	-	64	-27	-217	-10.5%
Other operating income/(expenses)	15	-	1	-8	8	-53.4%
Normalized EBIT	702	-24	-134	46	590	6.8%
Normalized EBITDA	1 032	-24	-210	45	843	4.5%
Normalized EBITDA margin	27.2%				27.7%	27 bp

Asia Pacific	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	67 062	5 737	-	-93	72 706	-0.1%
Revenue	3 976	319	-98	239	4 437	6.1%
Cost of sales	-1 956	-174	43	-85	-2 172	-4.3%
Gross profit	2 020	145	-55	154	2 264	7.8%
Distribution expenses	-329	-33	8	-9	-362	-2.6%
Sales and marketing expenses	-892	-105	21	-61	-1 038	-6.9%
Administrative expenses	-275	44	4	-1	-228	-0.4%
Other operating income/(expenses)	84	3	-1	4	90	5.3%
Normalized EBIT	607	54	-22	88	727	14.3%
Normalized EBITDA	999	84	-28	117	1 172	11.6%
Normalized EBITDA margin	25.1%				26.4%	134 bp

Global Export and Holding Companies	9M14	Scope	Currency translation	Organic growth	9M15	Organic growth
Total volumes (thousand hls)	7 726	-2 926	-	345	5 146	7.2%
Revenue	1 712	-114	-157	61	1 502	3.8%
Cost of sales	-1 174	51	107	-11	-1 028	-1.0%
Gross profit	538	-63	-50	49	474	10.4%
Distribution expenses	-136	6	1	-22	-152	-17.3%
Sales and marketing expenses	-178	3	27	-10	-158	-5.9%
Administrative expenses	-328	-	31	-3	-300	-1.0%
Other operating income/(expenses)	23	-4	-2	3	19	13.6%
Normalized EBIT	-80	-59	6	16	-117	11.3%
Normalized EBITDA	38	-59	-5	18	-8	87.2%